UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

Date of report: May 5, 2022

Worthy Peer Capital II, Inc.

(Exact name of issuer as specified in its charter)

84-3587018

(I.R.S. Employer Identification Number)

One Boca Commerce Center, 551 NW, 77 Street STE 212, Boca Raton, FL 33487

(Full mailing address of principal executive office)

(561) 288-8467

(Issuer’s telephone number, including area code)

Item 4. Changes in Issuer’s Certifying Accountant

a) Dismissal of Independent Accounting Firm

On April 28, 2022, the board of directors (the “Board”) of Worthy Peer Capital II, Inc. (the “Company”) approved and ratified the appointment of Assurance Dimensions, CPA (“Assurance”) as the Company’s independent accounting firm for the fiscal year ending March 31, 2022. In connection with its selection of Assurance, the Board ratified the change in auditor from its former independent accounting firm, Salberg & Company, P.A. (“Salberg”), who declined to stand for re-election.

Salberg’s audit reports on the Company’s financial statements for the fiscal years ended March 31, 2021 and March 31, 2020 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal years ended March 31, 2021 and March 31, 2020 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Salberg on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Salberg’s satisfaction, would have caused Salberg to make reference to the matter in their report. During the fiscal years ended March 31, 2021 and March 31, 2020 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Salberg with a copy of this Current Report on Form 1-U/A and requested that it provide the Company with a letter addressed to the SEC indicating whether or not Salberg agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of Salberg’s letter is attached as Exhibit 9.1 to this Current Report on Form 1-U/A.

(b) Appointment of Independent Accounting Firm

On April 28, 2022, the Board approved and ratified the appointment of Assurance as the Company’s new independent accounting firm. Neither the Company nor anyone acting on its behalf has consulted with Assurance regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Assurance concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

Item 7. Departure of Certain Officers

On January 28, 2022, Joseph D’Arelli resigned as Senior Vice President and Chief Financial Officer of the Company. Mr. D’Arelli currently serves in the capacity of a consultant to the Company.

EXHIBIT INDEX

Exhibit No.	Description
9.1	Letter from Salberg & Company

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Amended Form 1-U/A to be signed on its behalf by the undersigned, thereunto duly organized.

Worthy Peer Capital II, Inc.

May 6, 2022	By:	/s/ Sally Outlaw
Sally Outlaw Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this Amended Form 1-U/A has been signed by the following persons in the capacities and on the date indicated.

May 6, 2022	By:	/s/ Sally Outlaw
Sally Outlaw Director, Chief Executive Officer, principal executive officer

May 6, 2022	By:	/s/ Alan Jacobs
Alan Jacobs Director, Executive Vice President and Chief Operating Officer, principal financial and accounting officer